Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

		Years Ended December 31,
(In Millions)	3 Months Ended March 31, 2008	2007	2006	2005	2004	2003
Consolidated pretax income from continuing operations	$33	$279	$328	$339	$366	$186
Fixed Charges (per below)	38	155	140	119	119	127
Interest Capitalized	—	(1)	—	—	—	—

Earnings	$71	$433	$468	$458	$485	$313

Interest and other financial charges	$37	$151	$138	$118	$118	$126
Interest portion of rental expense	1	4	2	1	1	1

Fixed Charges	$38	$155	$140	$119	$119	$127

Ratio of Earnings to Fixed Charges	1.9	2.8	3.3	3.8	4.1	2.5